Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    Compton Expects 2007 Production Growth of 11% to 14% on $375 Million
    Capital Investment Program

    CALGARY, Dec. 21 /CNW/ - Compton Petroleum Corporation (TSX - CMT, NYSE -
CMZ) is pleased to announce its capital program and plans for 2007.

    <<
    2007 Program Highlights:

    -   $375 million capital investment program
    -   330 well drilling program
    -   Expected average production of 37,000 to 38,000 boe/d
    -   Projected operating cash flow of $310 to $320 million
    -   Emphasis on organic growth and disciplined capital spending
    >>

    Building on Success

    During 2006, Compton achieved a drilling success rate in excess of 90%
and advanced the development of its core properties in all areas of operations. Compton's objectives for 2007 build upon this success by remaining focused on the development of its unconventional natural gas resource plays and conventional light oil play. Activities for 2007 include a 330 well drilling program and capital spending of $375 million.
    "We have been building Compton for the long-term," said Ernie Sapieha,
President and CEO. "We are committed to our strategy of delivering growth through the drill bit. We have accumulated a very extensive land base and identified four natural gas resource plays on these lands. Over the last few years, our drilling programs have been designed to delineate the extent of these plays, determine their resource potential, and prove our technical models and capital requirements. We have come a long way in this regard and three of these resource plays are now largely defined and understood. Our consistent reserve growth, at competitive costs, clearly demonstrates the value being created through the development of these plays and we believe we are now in position to realize on this value through production growth. Our
2007 plans have been developed with this strategy in mind."
    In 2007, Compton will concentrate on development drilling and an acceleration of on-stream timing with the view to production growth. At the same time, increased emphasis will be placed on capital discipline. During periods of high industry activity and continued high inflation, Compton believes it is prudent to move forward with a moderate capital spending program while completing its resource delineation phase. This should place the
Company in an excellent position to realize on its reserve base in 2008 and beyond through accelerated production.

    Industry Considerations

    In response to lower commodity prices and a continuing high cost environment, industry activity in western Canada, and particularly natural gas related activity, has slowed appreciably with a number of companies announcing reduced 2007 capital expenditure programs. Compton expects this reduction in activity will result in lower service costs as the demand for goods and services lessens, particularly subsequent to the 2007 winter drilling season.
Compton has budgeted 2007 capital expenditures based upon 2006 historical costs and the Company's capital program is weighted towards the second half of
2007 to take advantage of expected reduced costs. With an actively managed superior asset base, the Company is in an excellent position to benefit from declining finding and development costs resulting from reduced industry activity. One hundred and ninety wells are planned for the second half of
2007, and 140 wells are planned for the first half.
    Compton believes that the significant reduction in natural gas drilling and completions will impact production from the Western Canada Sedimentary
Basin. At the same time, the demand for natural gas in Alberta is increasing, largely driven by increased oil sands activity. As a result, Compton expects natural gas prices to strengthen in the second half of 2007. Although the
Company is bullish on the longer term outlook for natural gas, the 2007 capital program is based on conservative pricing, while planning for accelerated activity in the latter part of 2007 and beyond.

    Positive Regulatory Pronouncements

    The Alberta Energy and Utilities Board (EUB), the industry regulatory authority in Alberta, brought forward two important initiatives in 2006 relating to down-spacing and commingling of production from two or more producing zones. These new regulations will be of significant benefit to
Compton as they will facilitate a more cost efficient development of the
Company's reserves, particularly its Belly River/Edmonton Horseshoe Canyon shallow gas play in southern Alberta.

    2007 Capital and Drilling Program

    The Company plans to drill 330 wells during the year, consistent with the number of wells drilled in 2006, notwithstanding that, total 2007 budgeted expenditures of $375 million represent a decrease of approximately
$100 million from projected 2006 capital spending. The reduction in 2007 spending levels from that of the prior year relate to reduced spending on facilities and equipment and land and seismic. The Company has previously made significant investments in these areas that will benefit results in 2007 and beyond. Drilling and completion costs are budgeted at $242 million, a decrease of approximately $50 million from 2006. The Company plans to drill more lower cost shallow gas wells than last year, and the efficiencies associated with grouped drilling, down-spacing, and reduced exploratory drilling will result in capital spending efficiencies and consistent finding and development costs.
    Historically, Compton's three year average finding, development, and acquisition ("FD&A") costs, on a proved plus probable basis, including future capital, have been $13.35 per boe ($2.22 per mcfe). The Company expects the
2007 capital program will result in FD&A costs in the $12.00 to $13.00 per boe range ($2.00 to $2.17 per mcfe).
    Compton's 2007 capital investment program is outlined by category and area in the following tables.

    <<
    Capital Expenditures ($ millions)
    ---------------------------------
    All currency quoted in Canadian dollars, unless otherwise noted.

                                                                        2007
                                                                        ----
    By Category
      Drilling & Completions                                           $ 242
    -------------------------------------------------------------------------
      Land & Seismic                                                      40
    -------------------------------------------------------------------------
      Facilities & Equipment                                              93
    -------------------------------------------------------------------------
                                                                       $ 375

    By Area
      Southern Alberta                                                 $ 220
    -------------------------------------------------------------------------
      Central Alberta                                                    108
    -------------------------------------------------------------------------
      Peace River Arch                                                    40
    -------------------------------------------------------------------------
      Other                                                                7
    -------------------------------------------------------------------------
                                                                       $ 375

    Drilling by Area, Gross Well Count
    ----------------------------------
                                                                        2007
                                                                        ----
      Southern Alberta                                                   236
    -------------------------------------------------------------------------
      Central Alberta                                                     39
    -------------------------------------------------------------------------
      Peace River Arch                                                    21
    -------------------------------------------------------------------------
      Other                                                               34
    -------------------------------------------------------------------------
                                                                         330
    >>

    Compton's focus properties are all economically sound in today's range of fluctuating commodity prices. Building on drilling success in all core areas, the Company currently plans to focus on its four natural gas resources plays and its conventional light oil play in the Peace River Arch.
    In the Plains Belly River/Edmonton group, the Company has budgeted approximately 215 drill wells. In select areas, drilling is planned in groups of 20 to 40 wells to capitalize on down-spacing and associated cost efficiencies. Low pressure gathering and compression facilities are largely in place in the areas and should assist in reduced on-stream times. It is the
Company's intent that production from these multi-zone wells will be commingled for optimal production results.
    Compton is currently planning to drill 19 Basal Quartz wells in the
Hooker area during 2007. The majority of these wells are planned for the second half of 2007, on in-fill locations, once down-spacing is approved by the Company's industry partner.
    At Callum, we are pursuing an exploratory thrusted Belly River play. Two wells are presently budgeted for 2007. Activities in the area will be increased once regulatory well licensing issues are resolved.
    Drill results during 2006 in the Niton area in central Alberta have largely exceeded expectations and the Company plans to drill 39 wells in the area, all primarily targeting deep basin gas.
    In the Peace River Arch, where Compton has a conventional light oil play, the Company plans to accelerate its horizontal drilling program, particularly in the first quarter of 2007. Approximately 21 wells are planned at Cecil and
Worsley in 2007.

    Production, Cash Flow, and Pricing

    Average production for 2007 is expected to be in the range of 37,000 to
38,000 boe/d, an increase of 11% to 14% over estimated average 2006 production levels. Operating cash flow is projected to be in the range of $310 to
$320 million, based on budgeted average realized natural gas prices of
$7.50/mcf and realized crude oil prices of $60.00/bbl. Budgeted commodity prices are based upon benchmark pricing outlined in the following table.
    Operating cash flow is supported by hedges on approximately 30% of the
Company's 2007 production, net of royalties, through to October 31, 2007. The
Company intends to further increase this support and plans to enter into additional commodity hedges under appropriate market conditions, in a staged approach, with a view to increasing its hedge position to as much as 60% of production, net of royalties.
    Projected operating cash flow together with funds available from the
Company's current credit facilities will be more than adequate to fund
Compton's planned 2007 capital program.
    Compton has utilized debt to assist in the development of its assets. The major component of this debt is long-term, consistent with the long-term nature of the Company's reserves, and is not due until 2013. Additionally, the
Company has authorized syndicated credit facilities of $500 million of which
$325 million will be utilized at December 31, 2006, before receipt of proceeds from announced dispositions. As of this date, the Company has accepted offers for the purchase and sale of approximately $75 million of minor non-core properties, including certain facility interests, and is in the process of negotiating definitive purchase and sale agreements. These transactions are expected to close early in the new-year.

    <<
    Price Realization Assumptions
    -----------------------------

    Cash Flow, $ millions(1)                    $310 - $320
    -------------------------------------------------------

    Pricing                                      Benchmark          Realized
    -------                                      ---------          --------
      Natural Gas                          $7.30/gj - AECO         $7.50/mcf
    -------------------------------------------------------------------------
      Oil                                   US$62.00 - WTI        $60.00/bbl
    -------------------------------------------------------------------------
    (1) Cash flow is a non-GAAP measure, the components of which are set out in our 2005 Annual Report. Cash flow sensitivities include the effect of commodity hedging contracts in place as at 3Q 2006.

    Daily Production Volumes (Before Royalties)(2)
    ----------------------------------------------
                                                                        2007
                                                                        ----
      Average Production, boe/d                              37,000 - 38,000
    -------------------------------------------------------------------------
      Year over Year Growth, %                                     11% - 14%
    -------------------------------------------------------------------------
    (2) 2007 production volumes have been adjusted to reflect planned property dispositions.

    Pricing Sensitivities
    ---------------------

      Natural Gas   a $0.25 change in AECO pricing results in an $12 million
                    change in cash flow
    -------------------------------------------------------------------------
      Crude Oil     a $1.00 change in crude oil pricing results in a
                    $2 million change in cash flow
    -------------------------------------------------------------------------
    >>

    2007 - Realizing Value

    As previously mentioned, oil and gas industry activity in western Canada is expected to slow in the first half of 2007 in response to soft commodity prices and the high cost of goods and services. Additionally, uncertainty resulting from the proposed taxation of Trust distributions may compound this slowdown. Compton currently has a large inventory of development drilling locations and this will increase significantly as 3-D seismic surveys in southern Alberta and at Niton are completed early in the new year. The need to exercise capital discipline during periods of price volatility and high costs has been a factor in planning the Company's 2007 activities. Equally important is the need to increase the Company's complement of qualified personnel necessary for significantly expanded drilling programs. Compton views reduced industry activity and uncertainty as an opportunity to attract additional staff in preparation for increased drilling programs in the last half of 2007 and into 2008.
    "Compton has purposely taken a staged approach to growth and we are ready for the next stage," commented Mr. Sapieha. "We are well positioned, both financially and strategically, to deliver superior sustainable growth and value to our shareholders. We will focus on the development of our resource plays and deliver solid production growth in 2007. The key to unlocking value from natural gas resource plays is expanded drilling programs and down-spacing. Current industry conditions will provide us with the opportunity to expand our technical teams. With the new regulatory pronouncements, expected strengthening gas prices later in 2007, our large inventory of drilling locations, and the necessary personnel, we are well positioned for the next stage of our development. Commencing in the latter part of 2007 and into 2008 we will be ready to realize on our long-term reserve base through accelerated production."

    CONFERENCE CALL
    ---------------

    Compton will be conducting a conference call and audio webcast January 3,
2007 at 9:30 a.m. (MT) or 11:30 pm. (ET) to discuss the Company's 2007 operating plans. To participate in the conference call, please contact the
Conference Operator at 9:20 a.m. (MT), ten minutes prior to the call.

    Conference Operator Dial-in Number: Toll-Free 1-800-733-7571
    Local Toronto: 1-416-644-3416
    Audio webcast URL:
    www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)1686080

    The audio replay will be available two hours after the conclusion of the conference call and will be accessible until January 10, 2007. Callers may dial toll-free 1-877-289-8525 and enter access code 21214480 (followed by the pound key).

    Forward-Looking Statements
    --------------------------
    Certain information regarding the Company contained herein constitutes forward-looking statements under the meaning of applicable securities laws, including the United States Private Securities Litigation Reform Act of 1995.
Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) capital and operating expenditures
(ii) exploration, drilling, completion, and production matters and (iii) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Company's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators. Compton may, as considered necessary in the circumstances, update or revise forward-looking information, whether as a result of new information, future events, or otherwise. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

    Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

    %SEDAR: 00003803E          %CIK: 0001043572

    /For further information: on Compton Petroleum Corporation is available on the Company's website, www.comptonpetroleum.com, or by contacting: Ernie
Sapieha, President & CEO, (403) 237-5808; Norm Knecht, VP Finance & CFO, (403)
205-5812; Corinna King, Manager, Investor Relations, (403) 205-5844/
    (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 19:52e 21-DEC-06